

April 13, 2011

Kerry P. Gray
President and Chief Executive Officer
ULURU Inc.
4452 Beltway Drive
Addison, Texas 75001

> **Re:** **ULURU Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 5, 2011**
> **File No. 001-33618**

Dear Mr. Gray:

We have limited our review of the above-referenced preliminary proxy statement to Proposal 3. Please amend your preliminary proxy statement to discuss any plans you have to issue the shares that would be newly authorized if this proposal is approved.

Please respond to this letter by amending your preliminary proxy statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your preliminary proxy statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at 202-551-3674 or me at 202-551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director